Exhibit 99.1      Press Release



PRESS RELEASE
February 1, 2002

                                 For further information contact:
                                 David M. Bradley
                                 Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                                 825 Central Avenue
                                 Fort Dodge, Iowa 50501
                                 515-576-7531

                    NORTH CENTRAL BANCSHARES, INC. ANNOUNCES
                            STOCK REPURCHASE PROGRAM

Fort Dodge, Iowa, February 1, 2002 - North Central Bancshares, Inc. (Nasdaq:
"FFFD") (the "Company"), the holding company for First Federal Savings Bank of Iowa, announced today that it will commence a stock repurchase program. The program authorizes the Company to repurchase up to 100,000 shares of its outstanding shares of common stock during the next twelve months. The repurchases will be made from time to time, in open market transactions, at the discretion of management.

This new program will commence immediately upon the completion of the Company's current repurchase program which was announced on September 20, 2001, of which 10,700 shares remain to be purchased. The Company has 1,700,280 shares of common stock currently outstanding.

North Central Bancshares, Inc., with over $379 million in assets, as of December 31, 2001, is the holding company for First Federal Savings Bank of Iowa, a federally chartered stock savings bank. First Federal is a community-oriented institution serving Iowa through 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mt. Pleasant, Iowa. First Federal's deposits are insured by the Federal Deposit Insurance Corporation.